SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of July 2006

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ELBIT SYSTEMS LTD.
 (Translation of Registrant’s Name into English)
 Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
 (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    Form 20-F             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

    Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated June 28, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)
By: /s/ Ilan Pacholder
Name: Ilan Pacholder Title: Corporate Secretary

Dated: July 3, 2006

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated June 28, 2006.

ELBIT SYSTEMS’ US SUBSIDIARY EFW, AWARDED
FOLLOW-ON U.S MARINE CORPS CONTRACT
VALUED AT $50 MILLION

Haifa, Israel, June 28, 2006 – Elbit Systems Ltd. (NASDAQ: ESLT) reported today that EFW Inc., an Elbit Systems of America company, received an contract valued at approximately $50 million from the US Marine Corps Systems Command for the supply of military systems.

This contract follows an initial order for similar systems, reported by the company on November 6, 2005 that was valued at approximately $70 million

Under the new contract, EFW will produce, integrate, install and provide logistics support for the systems on Marine Corps vehicles. The systems are designed to answer an immediate operational need and are scheduled for installation during 2006

About EFW

EFW Inc., of Fort Worth, TX, specializes in the design, development, production and life-cycle support of complex military hardware and software solutions for upgrade and integration projects. As a fully accredited US Department of Defense supplier, the company also provides systems support for fixed and rotary wing aircraft, ground vehicles, naval vessels, trainers, simulators, and weapons sensors for military services and leading defense contractors

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems

Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts

Company contact Ilan Pacholder, Corporate Secretary and VP Finance &Capital Markets Elbit Systems Ltd. Tel: 972-4 831-6632 Fax: 972-4 831- 6659 pacholder@elbit.co.il	IR Contacts Ehud Helft/Kenny Green GK International Tel: 1-866-704-6710 Fax: 972-3-607-4711 ehud@gk-biz.com kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.